OMB APPROVAL
                                                OMB Number:           3235-0145
                                                Expires:       October 31, 1994
                                                Estimated average burden
                                                hours per form............14.90
                                                -------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*


                             The Turner Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   NU900273103
                                 (CUSIP Number)

                   Richard R. Howe, Esq., Sullivan & Cromwell
                   125 Broad Street, New York, New York 10004
                                  212 558-4000


       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 17 Pages

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    2   OF  17  PAGES

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Karl Steiner Holding AG
    None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES              2,430,750
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH               2,430,750
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,430,750
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                               Page 2 of 17 Pages

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    3   OF  17  PAGES

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PSW Holding AG
    None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH               2,430,750
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          2,430,750
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,430,750
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                               Page 3 of 17 Pages

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    4   OF  17  PAGES

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    EBS Holding AG
    None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH               2,430,750
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          2,430,750
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,430,750
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 4 of 17 Pages

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    5   OF  17  PAGES

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter Steiner
    None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH               2,441,250
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          2,441,250
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,441,250
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 5 of 17 Pages

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    6   OF  17  PAGES

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Heinrich Baumann
    None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH               2,441,250
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          2,441,250
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,441,250
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 6 of 17 Pages

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    7   OF  17  PAGES

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Esther Baumann-Steiner
    None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH               2,430,750
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          2,430,750
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,430,750
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 7 of 17 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D
                         -------------------------------


         Karl Steiner Holding AG ("KSH"), PSW Holding AG ("PSW"), EBS Holding AG ("EBS"), Peter Steiner, Heinrich Baumann and Esther Baumann-Steiner hereby amend and supplement their statement on Schedule 13D with respect to the Common Stock ("Common Stock") of The Turner Corporation, a Delaware corporation (the "Company"), to reflect a 50% stock dividend declared by the Company on July 24, 1998 for shareholders of record as of August 3, 1998, and the waiver on August 14, 1998 of the provisions of Paragraph 7(a) of the Agreement Regarding Security Holder's Rights, Obligations and Options dated July 20, 1992 (the "Options Agreement") between the Company and KSH, as hereinafter set forth. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, including the definitions of terms not otherwise defined herein, remains in full force and effect.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Steiner presently owns 9,000 Series C Shares, 6,000 Series D Shares and 30,750 shares of Common Stock of the Company. In addition, Peter Steiner and Heinrich Baumann each holds currently exercisable stock options to purchase 10,500 shares of Common Stock of the Company, which are not included in the shares beneficially owned by Steiner for purposes hereof. The Series C and Series D Shares are convertible at


                               Page 8 of 17 Pages
any time at the option of the holders thereof into an aggregate of 2,400,000 shares of Common Stock, subject to adjustment in certain events. As a result of the conversion rights of the holders of the Series C and Series D Shares,
Steiner may be deemed for purposes of Section 13(d) of the Act to be the beneficial owner of the shares of Common Stock into which such Shares may be converted. According to the Form 10-Q of the Company for the quarter ended June 30, 1998, after giving effect to the 50% stock dividend declared on July 24, 1998 for shareholders of record on August 3, 1998, as of August 5, 1998 there were outstanding a total of 8,038,464 shares of Common Stock, and during the six months ended June 30, 1998, there were outstanding an average of 1,264,268 Series B Shares and an average of currently exercisable employee stock options to purchase 638,538 shares of Common Stock. Each Series B Share is convertible at the option of the holder thereof into one share of Common Stock, subject to adjustment. Assuming conversion of the Series C and Series D Shares into Common Stock but not the conversion or exercise of any Series B Shares or any employee stock options, Steiner would own beneficially an aggregate of 2,430,750 out of 10,469,214 shares of Common Stock that would then be outstanding, or approximately 23.2%. If the 1,264,268 outstanding Series B Shares were also converted into Common Stock, Steiner would own beneficially an aggregate of 2,430,750 out of 11,733,482 shares of Common Stock that would


                               Page 9 of 17 Pages
then be outstanding, or approximately 20.7%. If the 638,538 currently exercisable employee stock options were also exercised in full, Steiner would own an aggregate of 2,430,750 out of 12,372,020 shares of Common Stock that would then be outstanding, or approximately 19.6%.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

         On August 14, 1998, the Company announced that its Board of Directors had irrevocably waived in their entirety the provisions of Paragraph 7(a) of the Options Agreement, which had theretofore provided that until May 31, 2002 or such earlier time as Steiner purchases Common Stock from the Company pursuant to Paragraph 8 or Paragraph 11(b) and (c) of the Options Agreement, Steiner may not directly or indirectly (i) acquire or attempt to acquire, other than by conversion of Series C Shares, Series D Shares or Series E Shares or by the exercise of any option contained in the Options Agreement, any Common Stock or securities entitling the holder to acquire Common Stock (such Common Stock and securities being referred to as "Equity Securities") if, after such acquisition, Steiner would own more than 22% of the Outstanding Common Stock (as defined),
(ii) participate in any solicitation of proxies or become a participant in any election contest with respect to the Company (other than by exercising voting rights as holder of Series C Shares, Series D Shares or Series E Shares), or


                               Page 10 of 17 Pages

(iii) otherwise act in concert with any person with respect to any Equity Securities or seek to control the management, board of directors or policies of the Company. As a result of this waiver, from and after August 14, 1998 Steiner is free to take any of the actions that would theretofore have been prohibited by Paragraph 7(a) of the Options Agreement, and holders of the Series C and Series D Shares will be entitled to receive, when, as and if declared by the Board of Directors of the Company and of funds legally available for the payment of dividends, dividends equal to the dividends paid with regard to the number of shares of Common Stock into which the Series C and Series D Shares could have been converted on the record date for payment of such Common Stock dividends.



                               Page 11 of 17 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  August 31, 1998


                                                   KARL STEINER HOLDING AG



                                                   By /s/ Peter Steiner
                                                      -----------------
                                                          Peter Steiner
                                                          Vice Chairman


                               Page 12 of 17 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  August 31, 1998


                                                   PSW HOLDING AG



                                                   By /s/ Peter Steiner
                                                      -----------------
                                                          Peter Steiner
                                                          Chairman


                               Page 13 of 17 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  August 31, 1998


                                                   EBS HOLDING AG



                                                   By /s/ Esther Baumann-Steiner
                                                      --------------------------
                                                          Esther Baumann-Steiner
                                                          Chairman


                               Page 14 of 17 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  August 31, 1998


                                                      /s/ Peter Steiner
                                                      -----------------
                                                          Peter Steiner


                                           Page 15 of 17 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  August 31, 1998


                                                      /s/ Heinrich Baumann
                                                      --------------------
                                                          Heinrich Baumann


                               Page 16 of 17 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  August 31, 1998


                                                      /s/ Esther Baumann-Steiner
                                                      --------------------------
                                                          Esther Baumann-Steiner


                               Page 17 of 17 Pages